SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NovaGold Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66987E206
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987E206	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Vinik Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 8,515,842
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 8,515,842
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,515,842
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.73%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 66987E206	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Vinik Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,707,075
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,707,075
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,707,075
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 66987E206	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Vinik Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 71,439
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 71,439
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 66987E206	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Vinik Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 15,294,356
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 15,294,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,294,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.92%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 66987E206	13G/A	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is NovaGold Resources Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at Suite 2300-200 Granville St., Vancouver, BC V6C 1S4, Canada.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Vinik Offshore Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("VOF"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii) Vinik Fund, L.P., a limited partnership organized under the laws of the State of Delaware, United States ("VF"), with respect to the shares of Common Stock directly held by it;

(iii) Vinik Partners, L.P., a limited partnership organized under the laws of the State of Delaware, United States ("VP"), with respect to the shares of Common Stock directly held by it;

(iv) Vinik Asset Management, L.P., a limited partnership organized under the laws of the State of Delaware, United States ("VAM"), with respect to the shares of Common Stock directly held by VOF, VF and VP;

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of VOF is 89 Nexus Way, 2nd Floor, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands. The address of the business office of each of VF, VP and VAM is 260 Franklin Street, Boston, Massachusetts 02110.

Item 2(c).	CITIZENSHIP

VOF is a an exempted company incorporated under the laws of the Cayman Islands.VF, VP and VAM are limited partnerships organized under the laws of the State of Delaware, United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, no par value (the "Common Stock")

CUSIP No. 66987E206	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER

66987E206

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4	OWNERSHIP

The percentages used herein are calculated based upon 311,100,000 shares of Common Stock issued and outstanding as of December 31, 2012, as reflected in the Form 6-k filed by the Company on January 2, 2013.

CUSIP No. 66987E206	13G/A	Page 8 of 10 Pages

A.	VOF
	(a)	Amount beneficially owned: 8,515,842
	(b)	Percent of class: 2.73%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,515,842
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 8,515,842

B.	VF
	(a)	Amount beneficially owned: 6,707,075
	(b)	Percent of class: 2.16%

(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 6,707,075
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 6,707,075

C.	VP
	(a)	Amount beneficially owned: 71,439
	(b)	Percent of class: Less than .02%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 71,439
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 71,439

D.	VAM
	(a)	Amount beneficially owned: 15,294,356
	(b)	Percent of class: 4.92%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 15,294,356
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 15,294,356

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP No. 66987E206	13G/A	Page 9 of 10 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 66987E206	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2013

VINIK OFFSHORE FUND, LTD.

By: Vinik Asset Management, L.P., as its Investment Manager
By:	/s/ Jeffrey Vinik
Name: Jeffrey Vinik
Title: Authorized Person

VINIK FUND, L.P.

By: Vinik Asset Management, L.P., as its Investment Manager

By: /s/ Jeffrey Vinik
Name: Jeffrey Vinik
Title: Authorized Person

VINIK PARTNERS, L.P.

By: Vinik Asset Management, L.P., as its Investment Manager

By: /s/ Jeffrey Vinik
Name: Jeffrey Vinik
Title: Authorized Person

VINIK ASSET MANAGEMENT, L.P.
By: Vinik Asset Management, L.L.C., as its General Partner

By: /s/ Jeffrey Vinik
Name: Jeffrey Vinik
Title: Managing Member